FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004.

ROGERS CABLE INC.

(Translation of registrant’s name into English)

333 Bloor Street East,
Toronto, Ontario M4W 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F   X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes            No   X

Signatures
Exhibit Index
PRESS RELEASE

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Donald W. Huff

Donald W. Huff
Senior Vice President, Finance

Date:	February 12, 2004.

Exhibit Index

Exhibit Number	Description

99.1	The following press release dated February 12, 2004 for Rogers Communications Inc. (the parent company to Rogers Cable Inc.) and Rogers Cable Inc. announces the intention to deploy an advanced broadband IP multimedia network to provide digital telephone and other new services.